333 S.E. 2nd Avenue

Suite 4100

Miami, Florida 33131

June 21, 2021

Ms. Pam Howell
Office of Manufacturing

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	New Beginnings Acquisition Corp.

Registration Statement on Form S-4

Filed on May 14, 2021

File No. 333-256137

Dear Ms. Howell:

On behalf of our client, New Beginnings Acquisition Corp., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated to the Company in the Staff’s letter, dated June 11, 2021. In connection with such responses, we will be submitting, electronically via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-4 of the Company (File No. 333-256137) (the “Registration Statement”). The Registration Statement, as amended by Amendment No. 1, is referred to as the “Amended Registration Statement”.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

New Beginnings Acquisition Corp.
June 21, 2021

Form S-4 filed May 14, 2021 General

1.	We note numerous references to the Payment Spreadsheet, throughout the prospectus. Please clarify these references, providing clear disclosure as to how the shares of AirSpan will be converted into shares of New Beginnings, including any formula used in such calculation. If the amount to be issued may vary, please disclose the range of shares that may be issued and provide examples of how the amount to be issued may vary. In addition, we note the disclosure on page 105 that “As promptly as practicable following AirSpan’s delivery of the Payment Spreadsheet, the parties will work together in good faith to finalize the calculation of the Aggregate Stock Consideration and the Payment Spreadsheet.” Please clarify whether the aggregate stock consideration is known at this time. If not, clarify throughout when such amount will be calculated, how such amount will be calculated and the information in the prospectus that may change as a result, such as the percent of the company post merger to be held by the various shareholders.

In response to the Staff’s comment, we have provided additional clarifying disclosure on pages 7 through 8, 24 through 25, and 116 through 119 as to how the shares of Airspan will be converted into shares of New Beginnings and the amount of consideration expected to be received by Airspan shareholders, including examples of how the consideration could vary. In addition, we have added cross-references to this clarifying disclosure to portions of the Registration Statement discussing the calculation of the Payment Spreadsheet. We have removed the reference to the parties’ finalization of the Aggregate Stock Consideration referenced in the Staff’s comment, as the amount of the Aggregate Stock Consideration is fixed under the Business Combination Agreement as $682,500,000 divided by $10.00 per share, for a total of 68,250,000 shares of New Beginnings Common Stock.

Prospectus Cover Page, page i

2.	Please disclose the title and amount of securities being offered, as required by Item 501(b)(2) of Regulation S-K.

In response to the Staff’s comment, we have disclosed the title and amount of securities being offered on the prospectus cover page.

Questions and Answers about the Business Combination, page 6

3.	We note your disclosure beginning on page 10 of the interests of New Beginnings’ current officers and directors in the business combination. Please revise to quantify to the extent known each interest. For instance, we note the reimbursement of out of pocket expenses, working capital loans, and the continuation of Mr. Liebowitz as a director of the post-combination company.

In response to the Staff’s comment, we have provided additional disclosure on pages 12, 32, 62, 93 and 110 to quantify the extent of our current officers’ and directors’ interests in completing an initial business combination, including with respect to reimbursement of out of pocket expenses, conversion of working capital loans, and the continuation of Mr. Liebowitz as a director of the post-combination company.

New Beginnings Acquisition Corp.
June 21, 2021

4.	We note your disclosure on page 11 that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

In response to the Staff’s comment, we have provided additional disclosure on pages 12, 13, 15, 31, 61, 92, 111, 235, 237 and 263 to clarify that our Sponsor and independent directors who agreed to waive their redemption rights in connection with our IPO did not receive any additional consideration in connection therewith.

Risks Related to New Beginnings and the Business Combination, page 54

5.	Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

In response to the Staff’s comment, we have provided additional disclosure on page 60 to discuss, and quantify, the risk that our Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

6.	Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

In response to the Staff’s comment, we have provided additional disclosure on page 60 to clarify that our Sponsor and its affiliates can earn a positive rate of return on their investment, even if other shareholders experience a negative rate of return in the post-business combination company, as well as to quantify this risk with numerical examples.

New Beginnings Acquisition Corp.
June 21, 2021

7.	Please disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

In response to the Staff’s comment, we have provided additional disclosure on page 63 to disclose the material risks to unaffiliated investors presented by taking Airspan public through a merger rather than an underwritten offering, including risks relating to the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement and potential conflicts of interest of our Sponsor and our independent directors.

8.	We note that your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

In response to the Staff’s comment, we have provided additional disclosure on page 63 to address potential conflict of interests due to the waiver of the corporate opportunity doctrine in our charter and to disclose that we are not aware that any such conflict impacted our search for an acquisition target.

9.	We note your disclosure on page 54. Please revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

In response to the Staff’s comment, we have provided additional disclosure on page 86 to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including a zero redemption, low redemption, high redemption and maximum redemption scenario.

10.	It appears that underwriting fees remain constant and are not adjusted based on redemptions. Please revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

In response to the Staff’s comment, we have revised our disclosure on page 64 to disclose the effective underwriting fee on a percentage basis for shares at each of the zero redemption, low redemption, high redemption and maximum redemption scenarios discussed above in our response to comment no. 9.

New Beginnings Acquisition Corp.
June 21, 2021

11.	Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible working capital loans, and warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

In response to the Staff’s comment, we have revised our disclosure on pages 64 through 65 to disclose the sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination by quantifying the impact of each significant source of dilution, including the amount of equity held by founders, convertible working capital loans, and warrants retained by redeeming shareholders, at each of the zero redemption, low redemption, high redemption and maximum redemption scenarios discussed above in our response to comment no. 9.

12.	Please quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

In response to the Staff’s comment, we have revised our disclosure on page 61 to quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and to identify any material resulting risks.

Comparative Share Information, page 79

13.	Please explain to us and expand your disclosures to describe how you determined the exchange ratio you used to calculate the equivalent pro forma per share data.

In response to the Staff’s comment, we have revised the disclosure on page 86 of the Amended Registration Statement as follows:

“The equivalent pro forma basic and diluted per share data for Airspan is calculated by multiplying the combined per share data by an exchange ratio of 5.7683. For an explanation of the calculation of the exchange ratio, see “The Business Combination Agreement — Conversion of Securities.””

In addition, we have added a discussion with respect to the calculation of the exchange ratio on pages 7 through 8, 24 through 25, and 116 through 119 of the Amended Registration Statement.

New Beginnings Acquisition Corp.
June 21, 2021

14.	The historical book value per share of Airspan of $(30.49) calculation appears to exclude the amount of preferred units in the mezzanine section of the balance sheet. Please revise the calculation to include the amount related to the mezzanine preferred units in your historical book value per share or advise as to the appropriateness of the calculation.

In response to the Staff’s comments, we have revised the disclosure on page 86 of the Amended Registration Statement to include the number of shares of preferred stock, on an if converted basis, in the calculation of historical book value per share. We advise the Staff that the revised calculation of Airspan’s historical book value per share of ($5.83) at March 31, 2021, is based on Airspan’s total shareholders’ equity, including mezzanine equity, divided by weighted average common shares outstanding, including shares of preferred stock on an if converted basis.

U.S. Federal Income Tax Considerations of the Business Combination for Airspan Stockholders, page 133

15.	Please clearly identify and articulate the opinion being rendered by counsel. Currently you state that New Beginnings and Airspan intend and expect the transaction to qualify for U.S. federal income tax purposes as a “reorganization.” Then the disclosure states the federal income tax consequences assuming the transaction is treated as a reorganization. The opinion cannot assume the tax consequence at issue. For guidance see Staff Legal Bulletin No. 19.III.C.

In response to the Staff’s comment, we have revised our disclosure on page 143 to clearly identify and articulate counsel’s opinion regarding the characterization of the business combination as a “reorganization” for U.S. federal income tax purposes.

Information About AirSpan, page 159

16.	We note the disclosure that the Company’s top three customers accounted for 69%, 73% and 91% of revenue in 2020, 2019 and 2018, respectively. To the extent material, please disclose the percent of revenue attributable to each customer for each period. Also, to the extent you are substantially dependent upon a contract with any of these customers, please file as an exhibit, as required by Item 601(b)(10)(iii)(B) of Regulation S-K.

In response to the Staff’s comment, we have revised page 189 in the Amended Registration Statement to disclose the percent of revenue in a period relating to any Airspan customer to which over 10% of the revenue for that period is attributable. Airspan contracts with these customers on a purchase order-by-purchase order basis in the ordinary course of business. None of these customers has a purchase commitment, nor does Airspan have an obligation to sell products, until a purchase order has been accepted. The purchase orders are one-time commitments for the purchase and sale of a specified quantity of Airspan products, and therefore, do not constitute “continuing contracts to sell the major part of registrant’s products or services” as described in Item 601(b)(10)(ii)(B) of Regulation S-K.

New Beginnings Acquisition Corp.
June 21, 2021

Each of the key customers described in this response has issued, or issues, numerous purchase orders during the course of the year, which on an aggregated basis comprise the disclosed percentages of revenue. While individual purchase orders received in the ordinary course of business may be material in amount, none of the individual purchase orders are of an amount large enough to constitute a sale of a “major part of the registrant’s products,” as contemplated by Item 601(b)(10)(ii)(B) of Regulation S-K.

Airspan has historically generated significant revenues from certain key customers, which change from year to year, and we have therefore disclosed the level and concentration of sales from these customers in the Amended Registration Statement. While we believe that the loss of a key customer could materially impact Airspan’s revenues, we do not believe that Airspan is substantially dependent upon on any individual contract in place with these customers. Accordingly, we have not filed any such contracts as an exhibit to the Amended Registration Statement. Going forward, we will continue to evaluate the provisions of Airspan’s customer contracts in relation to Item 601(b)(10) of Regulation S-K and determine whether any agreement represents a material contract that is required to be filed as an exhibit to our periodic reports filed with the SEC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 189

17.	As of December 31, 2020, it appears you have five months of sales in net accounts receivable. We further note that your net accounts receivable as of December 31, 2020 increased by approximately 78% from December 31, 2019 while your sales increased by 4%. Please address the following with respect to the increasing trend in your accounts receivable balance. Refer to items 303(a)(2)(i) and (ii) and 303(a)(3)(i) and (ii) of Regulation S-K:

●	Please expand your disclosure to describe the facts and circumstances that led to the significant increase in your net accounts receivable balance as of December 31, 2020.

●	Based on your disclosure on page F-31, we note that you sold $11.5 million, $73.0 million and $152.7 million of accounts receivable during fiscal years 2020, 2019 and 2018 respectively. To the extent the material decrease in the amount of receivables sold is contributing to the build up in your accounts receivable, please expand your disclosures to highlight the facts and circumstances that have led to the declining trend in the amount of receivables being sold and whether the decrease was a result of any lack of collectability.

●	Please consider providing an analysis of days sales outstanding for each balance sheet date presented and discussing the underlying reasons for any significant instances of slow payment and receivables that remain outstanding for lengthy periods.

In response to the Staff’s comment, we have revised pages 199 through 200 of the Amended Registration Statement to expand our disclosure with respect to Airspan’s accounts receivable, to comply with this comment, including explaining the amounts of receivables sold and to provide an analysis of days sales outstanding.

New Beginnings Acquisition Corp.
June 21, 2021

18.	We note that Fortress and other lenders purchased the outstanding indebtedness under the PWB Facility and then modified the terms of such debt and extended the maturity date. Please disclose the material terms of the modified agreement, including the interest rate, outstanding balance and maturity date. If material, file as an exhibit. Please also discuss the material terms of the Fortress Credit Agreement. Please file as an exhibit the Assignment Agreement, Resignation and Assignment Agreement, Credit Agreement and Working Capital Agreement with Fortress. Also, clarify the terms of the limited waiver of the subordinated convertible debt.

In response to the Staff’s comment, we have revised pages 211 through 212 of the Amended Registration Statement to describe the material terms of the Fortress Credit Agreement, under which the indebtedness formerly outstanding under the PWB Facility is now governed. In addition, we have filed the Reaffirmation Agreement and Omnibus Amendment Agreement as Exhibit 10.21 to the Amended Registration Statement. The Reaffirmation Agreement and Omnibus Amendment Agreement includes the Credit Agreement as Exhibit C. We have also filed the Assignment Agreement, Resignation and Assignment Agreement and the First Amendment to the Credit Agreement as Exhibits 10.45, 10.46 and 10.47, respectively, of the Amended Registration Statement. The form of amendment to the Fortress Credit Agreement that we expect to execute at Closing has also been filed as Exhibit 10.49 to the Amended Registration Statement.

Airspan’s working capital agreement is with SoftBank, not Fortress. The SoftBank Working Capital Agreement, and related amendments, were previously filed as Exhibits 10.25 through 10.31 to the Registration Statement.

We have also revised page 200 of the Amended Registration Statement to clarify the terms of the Fortress limited waiver with respect to the Golden Wayford subordinated convertible debt.

Geographical Information, page F-68

19.	Please separately disclose revenues from your country of domicile from the rest of the geographic regions. Furthermore, please tell us whether revenues from external customers attributed to any individual foreign country is material and if so, please revise to separately disclose. Refer to ASC 280-10-50-41a.

In response to the Staff’s comment, we have revised pages 189 and F-84 of the Amended Registration Statement to disclose Airspan’s revenues from the United States separately from the rest of the geographic regions. In addition, we have broken out the disclosure for Japan and India, two countries in which Airspan has significant sales to external customers.

New Beginnings Acquisition Corp.
June 21, 2021

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call Laurie L. Green, Esq. at (954) 768-8232.

Very truly yours,

GREENBERG TRAURIG, P.A.

By:	/s/ Laurie L. Green, Esq.
Laurie L. Green, Esq.

cc:	Michael Liebowitz, Chief Executive Officer